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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                View Tech, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $.0001 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  926707-10-0
--------------------------------------------------------------------------------
                                (CUSIP Number)

          John L. Bronson, Esq., Jager, Smith, Stetler & Arata, P.C.
                            One Financial Center,
                               Boston, MA 02111
                                (617) 951-0500
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               January 31, 1997
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D/A
-----------------------                                  ---------------------
 CUSIP NO. 926707-10-0                                     PAGE X OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Telcom Holding, LLC
        04-3343863
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            975,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            975,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        975,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        00

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page X of X pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 926707-10-0                                     PAGE X OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul C. O'Brien
        ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF 00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              81,250

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            975,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               81,250

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            975,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,056,250

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        15.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page X of X pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 926707-10-0                                     PAGE X OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark P. Kiley
        ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF 00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              81,250

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            975,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               81,250

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            975,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,056,250

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        15.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page X of X pages

     This Amendment No. 1 amends the statement on Schedule 13D (the "Schedule 13D") which was filed on January 27, 1997 by Telcom Holding, LLC, Paul C. O'Brien and Mark P. Kiley with respect to the common stock, $.0001 par value, of View Tech, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Schedule 13D.

                        *              *              *

Paragraph (a) of Item 2 is hereby amended and restated as follows:

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed by (i) Telcom Holding, LLC, a limited liability company organized under the laws of Massachusetts ("Telcom"), with respect to shares of Common Stock beneficially owned by it, (ii) Paul C. O'Brien, with respect to shares of Common Stock beneficially owned by Telcom and shares beneficially owned by Mr. O'Brien and (iii) Mark P. Kiley, with respect to shares of Common Stock beneficially owned by Telcom and shares beneficially owned by Mr. Kiley. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons." Mr. O'Brien and Mr. Kiley are the managers of Telcom.

                        *              *              *

Item 3 is hereby amended and restated as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 15, 1997, Telcom purchased 170,455 shares of Common Stock and a warrant to purchase 85,228 shares of Common Stock for an aggregate purchase price of $750,000. The purchase was made with Telcom's investment capital, which funds were provided by contemporaneous capital contributions by Telcom's two initial Class A members, Barbara Cleary and William F. Connell, who purchased their membership interests in Telcom in a transaction exempt from registration under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 505 of Regulation D thereunder.

     On January 31, 1997, Telcom purchased 397,728 shares of Common Stock and a warrant to purchase 198,864 shares of Common Stock for an aggregate purchase price of $1,750,000. The purchase was made with Telcom's investment capital, which funds were provided by contemporaneous capital contributions by additional Class A members of Telcom and a loan to Telcom by Mr. O'Brien. The additional Class A members are Airedale Trust, Robert J. Morrissey, Trustee; Thomas J. Flatley; 1970 Flatley Family Trust dated June 19, 1970, Charles H. Cummings, Jr., John P. Garrahan and Charlotte E. Flatley, Trustees; J.R. Fennell Limited Partnership; and Paul C. O'Brien. The loan to Telcom by Mr. O'Brien was repaid upon the admission of an additional Class A member of Telcom, John M. Connors, Jr. The Class A members purchased their membership interests in Telcom in a transaction exempt from registration under Section 5 of the Securities Act, pursuant to Rule 505 of Regulation D thereunder.

                        *              *              *

The second and fourth grammatical paragraphs of Item 4 are hereby amended and restated, respectively, as follows:

ITEM 4. PURPOSE OF TRANSACTION.

                        *              *              *

     View Tech designated January 15, 1997 as the date for an initial closing with respect to Purchased Securities with an aggregate purchase price of $750,000. On that date, Telcom acquired Purchased Securities comprising 170,455 shares of Common Stock and a Warrant to purchase 85,228 shares of Common Stock. View Tech and Telcom designated January 31, 1997 (extended from January 30,
1997) as the date for a second closing with respect to Purchased Securities with an aggregate purchase price of $1,750,000. On that date, Telcom acquired Purchased Securities comprising 397,728 shares of Common Stock and a Warrant to purchase 198,864 shares of Common Stock. Telcom's purchases were for investment purposes. Telcom expects to acquire additional Purchased Securities as contemplated by the Agreement, likewise for investment purposes.

                        *              *              *

     In the event that Telcom purchases Purchased Securities with an aggregate purchase price of at least $2,500,000, View Tech also agreed on December 31, 1996 (the "Additional Warrant Agreement") to issue to Messrs. O'Brien and Kiley common stock purchase warrants ("Additional Warrants") in substantially the same form and upon the same terms and conditions as the Warrants, covering in the aggregate one-half the aggregate number of shares of Common Stock as are covered by the Warrants which are included in the Purchased Securities. Upon the second closing under the Agreement on January 31, 1997, Telcom's purchase of Purchased Securities under the Agreement resulted in a cumulative aggregate purchase price of $2,500,000 and Additional Warrants for 142,046 shares of Common Stock were issued to Mr. O'Brien and Mr. Kiley, allocated equally between them. Any further Additional Warrants will likewise be allocated equally.

                        *              *              *

Paragraphs (a) through (d) of Item 5 are hereby amended and restated as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The approximate aggregate percentage of outstanding shares of Common Stock owned by the Reporting Persons is based on 6,265,790 shares outstanding as of February 4, 1997, as reported by View Tech to the Reporting Persons, and (i) with respect to Telcom, 6,672,607 shares deemed to be outstanding as of February 4, 1997 including shares beneficially owned by Telcom, (ii) with respect to each of Mr. O'Brien and Mr. Kiley, 6,753,857 shares deemed to be outstanding as of February 4, 1997, including shares beneficially owned by them and (iii) with respect to the Reporting Persons as a group, 6,835,107 shares deemed to be outstanding as of February 4, 1997, including shares beneficially owned by them. As of February 4, 1997:

         (1) Telcom owns beneficially 975,000 shares of Common Stock, constituting approximately 14.6% of the shares outstanding. Of such shares, 568,183 are outstanding, 284,092 are covered by Warrants and 122,725 represent 81,817 shares of Common Stock and Warrants for 40,908 shares issuable under the Agreement.

         (2) Mr. O'Brien (A) owns directly beneficially 81,250 shares of Common Stock, based on 71,023 Additional Warrants issued and 10,227 Additional Warrants that may become issuable to him under the Additional Warrant Agreement, and (B) may, by reason of the provisions of Rule 16d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), be deemed to own beneficially 975,000 shares of Common Stock (constituting approximately 14.6% of the shares outstanding) held beneficially by Telcom. The foregoing shares constitute approximately 15.6% of the shares outstanding.

         (3) Mr. Kiley (A) owns directly beneficially 81,250 shares of Common Stock, based on 71,023 Additional Warrants issued and 10,227 Additional Warrants that may become issuable to him under the Additional Warrant Agreement, and (B) may, by reason of the provisions of Rule 16d-3 under the Act, be deemed to own beneficially 975,000 shares of Common Stock (constituting approximately 14.6% of the shares outstanding) held beneficially by Telcom. The foregoing shares constitute approximately 15.6% of the shares outstanding.

         (4) In the aggregate, the Reporting Persons own beneficially 1,137,500 shares of Common Stock, constituting approximately 16.6% of the shares outstanding.

     (b) Telcom has the power to vote or to direct the voting of securities held by Telcom, as well as investment power, including the power to dispose or to direct the disposition of securities held by Telcom, which powers may be exercised (and accordingly are shared) by Mr. O'Brien and Mr. Kiley jointly in their capacity as managers of Telcom, provided, however, that the consent of all Telcom's members and of its Class A members as a class is required for the sale of all or a substantial portion of

Telcom's assets, its merger or consolidation or its liquidation, dissolution and winding up. Mr. O'Brien and Mr. Kiley each has sole voting and investment power with respect to securities held by them individually.

     (c) During the past 60 days, the only transactions in Common Stock that were effected by the Reporting Persons were (i) the execution and delivery of the Agreement and the Additional Warrant Agreement on December 31, 1996, (ii) Telcom's purchase on January 15, 1997 of Purchased Securities comprising 170,455 shares of Common Stock and a Warrant to purchase 85,228 shares of Common Stock,
(iii) Telcom's purchase on January 31, 1997 of Purchased Securities comprising 397,728 shares of Common Stock and a Warrant to purchase 198,864 shares of Common Stock and (iv) View Tech's issuance on January 31, 1997 of Additional Warrants to purchase an aggregate of 140,046 shares of Common Stock to Mr. O'Brien and Mr. Kiley.

     (d) No person other than Telcom is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Purchased Securities or Warrant Shares. No person other than Mr. O'Brien or Mr. Kiley, respectively, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective Additional Warrants or shares of Common Stock covered thereby.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 1997     TELCOM HOLDING, LLC

                              By: /s/ Paul C. O'Brien
                                 ----------------------------
                                  Paul C. O'Brien, Manager

                              By: /s/ Mark P. Kiley
                                 ----------------------------
                                  Mark P. Kiley, Manager

                                 /s/ Paul C. O'Brien
                              -------------------------------
                              Paul C. O'Brien, individually

                                 /s/ Mark P. Kiley
                              -------------------------------
                              Mark P. Kiley, individually